                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*


                        ASSISTED LIVING CONCEPTS, INC.
                               (Name of Issuer)

                                 COMMON STOCK
                        (Title of Class of Securities)

                                  04543M-10-7
                                (CUSIP Number)

                               Wendy L. Simpson
                            Chief Financial Officer
                             LTC Properties, Inc.
                        300 Esplanade Drive, Suite 1860
                           Oxnard, California 93030
                                (805) 981-8646
(Name, Address and Telephone Number of Person Authorized to Receive Notices And
                                Communications)

                                JANUARY 1, 2002
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP No. 04543M-10-7                                                Page 2 of 9

          1      NAMES OF REPORTING PERSONS
                 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                 LTC Properties, Inc.
--------------------------------------------------------------------------------
          2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                    (a)  [_]
                    (b)  [X]
--------------------------------------------------------------------------------
          3      SEC USE ONLY
-----------------------------------------------------------------------------------------------
          4      SOURCE OF FUNDS (See Instructions)
                    WC
-----------------------------------------------------------------------------------------------
          5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                 ITEMS 2(d) or 2(e)  [  ]
-----------------------------------------------------------------------------------------------
          6      CITIZENSHIP OR PLACE OF ORGANIZATION
                    Maryland
-----------------------------------------------------------------------------------------------

       NUMBER OF               7       SOLE VOTING POWER
         SHARES                        -0- shares
      BENEFICIALLY       ----------------------------------------------------------------------
        OWNED BY               8       SHARED VOTING POWER
          EACH                         -0- shares
       REPORTING         ----------------------------------------------------------------------
         PERSON                9       SOLE DISPOSITIVE POWER
         WITH A          ----------------------------------------------------------------------
                              10       SHARED DISPOSITIVE POWER
                                       -0- shares
-----------------------------------------------------------------------------------------------
         11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    -0- shares
-----------------------------------------------------------------------------------------------
         12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES (See Instructions)  [_]
-----------------------------------------------------------------------------------------------
         13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    0.0%
-----------------------------------------------------------------------------------------------
         14       TYPE OF REPORTING PERSONS (See Instructions)
                    CO
-----------------------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP No. 04543M-10-7                                               Page 3 of 9

--------------------------------------------------------------------------------
  1  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
        LTC Healthcare, Inc.
--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)  [  ]
        (b)  [X]
--------------------------------------------------------------------------------
  3  SEC USE ONLY
--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS (See Instructions)
        WC
--------------------------------------------------------------------------------
  5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)  [  ]
--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION
        Nevada
--------------------------------------------------------------------------------
       NUMBER OF                  7       SOLE VOTING POWER
         SHARES                              1,452,793 shares
      BENEFICIALLY             -------------------------------------------------
        OWNED BY                  8       SHARED VOTING POWER
          EACH                               -0- shares
       REPORTING               -------------------------------------------------
        PERSONA                   9       SOLE DISPOSITIVE POWER
          WITH                               1,452,793 shares
                               -------------------------------------------------
                                 10       SHARED DISPOSITIVE POWER
                                             -0- shares
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,452,793 shares
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (See Instructions)  [ ]
--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        22.4%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSONS (See Instructions)
        CO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP No. 04543M-10-7                                                Page 4 of 9
--------------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      Andre C. Dimitriadis
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a) [ ]
          (b) [X]
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS (See Instructions)
           PF
--------------------------------------------------------------------------------
  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)  [ ]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
--------------------------------------------------------------------------------
                          7    SOLE VOTING POWER
                                 20,628 shares
       NUMBER OF      ----------------------------------------------------------
         SHARES           8    SHARED VOTING POWER
      BENEFICIALLY               -0- shares
        OWNED BY      ----------------------------------------------------------
          EACH            9    SOLE DISPOSITIVE POWER
       REPORTING                 20,628 shares
        PERSONA       ----------------------------------------------------------
          WITH           10    SHARED DISPOSITIVE POWER
                                 -0- shares
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           20,628 shares
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES (See Instructions)  [ ]
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0.3%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSONS (See Instructions)
           IN
--------------------------------------------------------------------------------

Item 1.  Security and Issuer

       This Amendment No. 2 amends and supplements the Statement on Schedule 13D, as amended by Amendment No. 1 thereto (collectively, the "Schedule 13D), relating to the common stock of Assisted Living Concepts, Inc., previously filed by the following (each a "Reporting Person" and, collectively, the "Reporting Persons"): LTC Properties, Inc., a Maryland corporation, LTC Healthcare, Inc., a Nevada corporation, and Andre C. Dimitriadis, an individual.

       Terms used herein and not defined in this Amendment have the meaning set forth in the Schedule 13D, including Amendment No. 1 thereto. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D, as amended by Amendment No. 1 thereto.

       Items 3, 4, 5, 6 and 7 of the Schedule 13D are hereby amended to add, delete or modify the following information:

Item 3.  Source and Amount of Funds or Other Consideration

       The shares of the Issuer's common stock reported herein (the "Shares") were acquired in connection with the Issuer's emergence from bankruptcy on or about January 1, 2002. On that date, pursuant to the consummation of the Plan of Reorganization of the Issuer under Chapter 11 of the United States Bankruptcy Code (the "Plan"), holders of the Issuer's Allowed Class 4 Claims (as defined in the Plan of Reorganization) received, in addition to the New Notes (as defined in the Plan of Reorganization), the Shares, in each case in such amounts as prescribed by the Plan of Reorganization. In exchange for the issuance of the New Notes and the Shares as prescribed by the Plan of Reorganization, all such Allowed Class 4 Claims were extinguished.

       The Reporting Persons were either holders of common stock of the Issuer and/or Allowed Class 4 Claims which, in addition to the New Notes issued to them, resulted in their right to receive the following number of shares, respectively, pursuant to the Plan of Reorganization: LTC Properties--1,238,076; LTC Healthcare (through its wholly owned subsidiary Healthcare Holdings, Inc., a Nevada corporation ("Holdings"))--214,717; Mr. Dimitriadis--20,628. None of the Reporting Persons paid any additional consideration for the Shares (or the New Notes) received pursuant to the Plan.

        On December 17, 2001, LTC Healthcare (through Holdings) entered into an Assignment and Assumption Agreement with LTC Properties pursuant to which, among other things, Holdings agreed to purchase the right to receive the Shares to be distributed to LTC Properties pursuant to the Plan (the "Assignment"). On December 31, 2001, Holdings issued a Promissory Note ("Note") in accordance with the Agreement in the principal amount of $7,000,000 in payment for the right to receive LTC Properties' 1,238,076 shares of the Issuer's common stock distributed pursuant to the Plan. The Note is for a term of five years, and bears interest at 5%, compounded annually and accruing to the principal balance plus interest at 2% on the original principal of $7,000,000 payable in cash annually. The Note is a full recourse obligation of Holdings and is secured by all of the assets owned now or in the future by Holdings.

Item 4.  Purpose of Transaction

     The acquisition of the securities of the Issuer described herein is for investment purposes on behalf of the Reporting Persons, none of whom have any present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

     Based upon information set forth in the public filings made by the Issuer, as a result of the transactions effected pursuant to the Plan, as of January 1, 2002, there were issued and outstanding 6,500,000 Shares. As of such date, as a result of the Assignment, (i) LTC Healthcare was the holder and possessed the sole power to vote and dispose of 1,452,793 Shares, representing 22.4% of the Issuer's outstanding common stock, (ii) Mr. Dimitriadis was the holder and possessed the sole power to vote and dispose of 20,628 Shares, representing 0.3% of the Issuer's outstanding common stock, and (3) LTC Properties ceased to beneficially own any of the outstanding common stock of the Issuer.

     In addition, pursuant to the Plan, the Issuer has held back from the initial issuance of Shares (and New Notes) a reserve to be issued in the future to holders of Allowed Class 4 Claims (the "Reserve"). Based upon the factors set forth in the Plan and the provisions of the Note, LTC Healthcare and Mr. Dimitriadis may receive additional Shares (and additional New Notes) from the Reserve after the final determination is made with respect to the proper disposition of the Reserve pursuant to the Plan.

     On November 9, 2001, LTC Healthcare purchased $2,715,000 face amount of Issuer's convertible debentures. These debentures were purchased using LTC Healthcare's line of credit and became Class 4 Claims pursuant to the Plan.

     During the sixty days prior to January 1, 2002, there were no transactions in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by LTC Properties, Mr. Dimitriadis or any person or entity controlled by any of them, except as described in this Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Except as described in this Amendment, no contracts, arrangements, understandings or relationships exist with respect to the securities of the Issuer between any of the Reporting Persons and any other person or entity. Reporting Person Mr. Dimitriadis is an executive officer and director of both LTC Properties and LTC Healthcare.

Item 7.  Material to Be Filed as Exhibits

Exhibit No.    Description
-----------    -----------

     1         Joint Filing Agreement

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  January 14, 2002    LTC PROPERTIES, INC.,
                           a Maryland corporation

                           /s/ Wendy L. Simpson
                           --------------------
                           Vice Chairman and
                           Chief Financial Officer


Date:  January 14, 2002    LTC HEALTHCARE, INC.,
                           a Nevada corporation

                           /s/ Wendy L. Simpson
                           --------------------
                           Executive Vice President and
                           Chief Financial Officer


Date:  January 14, 2002    /s/ Andre C. Dimitriadis
                           ------------------------
                           Andre C. Dimitriadis